Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Year Ended December 31
Earnings	2018	2017	2016	2015	2014
Income (loss) before income taxes	$ 43,936	$ 34,302	$ 24,504	$ 24,361	$ 15,897
Plus:
Total fixed charges	16,678	12,626	9,938	12,198	14,260
Less:
Preferred stock dividends[1]	-	-	-	1,873	3,276
Total earnings	$ 60,614	$ 46,928	$ 34,442	$ 33,437	$ 26,881

Fixed charges
Total interest expense [2]	$ 16,678	$ 12,626	$ 9,938	$ 9,076	$ 10,984
Interest included in operating lease rental expense		-	-	-	-
Preferred stock dividends[1]		-	-	3,122	5,463
Total fixed charges	$ 16,678	$ 12,626	$ 9,938	$ 12,198	$ 16,447

Ration of earnings to fixed charges and preferred stock dividends	3.63	3.72	3.47	2.74	1.63
Ratio of earnings to fixed charges	3.63	3.72	3.47	3.68	2.45

Earnings
Income (loss) before income taxes	$ 43,936	$ 34,302	$ 24,504	$ 24,361	$ 15,897
Plus:
Total fixed charges excluding interest on deposits	8,693	7,449	5,509	8,263	11,209
Less:
Preferred stock dividends[1]		-	-	3,122	5,463
Total earnings	$ 52,629	$ 41,751	$ 30,013	$ 29,502	$ 21,643

Fixed charges
Total interest expense[2]	$ 16,678	$ 12,626	$ 9,938	$ 9,076	$ 10,984
Interest included in operating lease rental expense	-	-	-	-	-
Preferred stock dividends[1]	-	-	-	3,122	5,463
Less: Interest expense on deposits	7,985	5,177	4,429	3,935	5,238
Total fixed charges excluding interest on deposits	$ 8,693	$ 7,449	$ 5,509	$ 7,014	$ 9,022

Ratio of earnings to fixed charges and preferred stock dividends (excluding interest on deposits)	6.05	5.60	5.45	3.57	1.93
Ratio of earnings to fixed charges (excluding interest on deposits)	6.05	5.60	5.45	5.74	3.77

[1]    The preferred stock dividends amount has been grossed up to compute the pre-tax income equivalent assuming an estimated 40% tax rate.

[2]  Interest expense includes interest expense on deposits and other debt and amortization of debt issuance costs.